                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 0-16937

                           NOTIFICATION OF LATE FILING


[X]      Form 10-Q for period ended June 30, 2000

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    Summit Autonomous Inc.
Former name if applicable:                  Summit Technology, Inc.
Address of Principal Executive Office:      21 Hickory Drive
City, State and Zip Code:                   Waltham, Massachusetts 02154

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate). [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not filed within the prescribed time period.

     On May 26, 2000, Registrant, Alcon Holdings Inc. and Alcon Acquisition Corp. ("Alcon"), a wholly-owned subsidiary of the Alcon Holdings Inc., entered into an Agreement and Plan of Merger in connection with which, on July 7, 2000, Alcon completed a tender offer and pursuant to which Alcon and the Registrant will complete a merger as soon as practicable.

     The foregoing matters have required significant attention and resources from management and the Registrant, and have resulted in the Registrant's inability to file its quarterly report on Form 10-Q for the quarter ended June 30, 2000 within the prescribed period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              James A. Lightman, Esq.             (781) 890-1234
                     (Name)                     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X]  Yes          [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ]  Yes          [X]  No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Summit Autonomous Inc.
                             ----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 14, 2000                By: _____________________________
                                            Robert J. Kelly
                                            Chief Financial Officer



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